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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2007 (MM/DD/YY) AND ENDING 3/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Global Leisure Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17/18 Old Bond Street
(No. and Street)

London (City) England (State) W1S 4PT (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Decker 502-561-3431
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn, LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail
Mail Processing
Section
MAY 30 2008
Washington, DC
109

OATH OR AFFIRMATION

I, Robert Decker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Leisure Partners, LLC, as of March 31 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

DEBORAH A. WYGAND
NOTARY PUBLIC, STATE OF NEW YORK
No. 01WY6077601
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES JULY 15, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Member
Global Leisure Partners, LLC

We have audited the accompanying statement of financial condition of Global Leisure Partners, LLC (A Limited Liability Company and a Subsidiary of Global Leisure Partners, LLP) as of March 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the period from May 1, 2007 through March 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Leisure Partners, LLC as of March 31, 2008, and its results of operations and cash flows for the period from May 1, 2007 through March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
May 30, 2008

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS

Cash and cash equivalents	$ 10,124,205
Accounts receivable	52,728
Prepaid expenses	9,137
Fixed assets, less accumulated depreciation of $2,758	2,466
Total	$ 10,188,536

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 68,390
Due to Parent	1,717,199
Total liabilities	1,785,589
Commitments and contingencies	
Member's equity	8,402,947
Total	$ 10,188,536

See Notes to Financial Statements.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS
PERIOD FROM MAY 1, 2007 THROUGH MARCH 31, 2008

Revenue:	
Advisory fees	$ 12,625,000
Interest income	57,253
Other income	102,025
Total	12,784,278
Expenses:	
Compensation, including benefits	2,026,702
Occupancy	55,804
Professional fees	2,617,492
Communications	17,953
Insurance	3,330
Other	29,687
Total	4,750,968
Net income	$ 8,033,310

See Notes to Financial Statements.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
PERIOD FROM MAY 1, 2007 THROUGH MARCH 31, 2008

Balance, May 1, 2007	$ 52,627
Contributions	317,010
Net income	8,033,310
Balance, March 31, 2008	$ 8,402,947

See Notes to Financial Statements.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
PERIOD FROM MAY 1, 2007 THROUGH MARCH 31, 2008

Operating activities:	
Net income	$ 8,033,310
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,597
Changes in operating assets and liabilities:	
Accounts receivable	(52,728)
Prepaid expenses	(4,007)
Due to Parent	1,717,199
Accrued expenses and other liabilities	(6,323)
Net cash provided by operating activities	9,689,048
Financing activities:	
Member contributions	174,961
Net increase in cash and cash equivalents	9,864,009
Cash and cash equivalents, beginning of period	260,196
Cash and cash equivalents, end of period	$ 10,124,205
Supplemental disclosure of noncash financing activity:	
Liability to Parent contributed to capital	$ 142,049

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

Global Leisure Partners, LLC (the "Company" or "LLC"), a Delaware limited liability company, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company is wholly-owned by Global Leisure Partners LLP (the "Parent"), a United Kingdom-based limited liability partnership. The Company engages in private placement of securities and also provides investment banking financial advisory services and mergers and acquisition advice principally in the leisure industries. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

Pursuant to Section 240.17a-5 of the Securities Exchange act of 1934, the Company requested and received approval to change its fiscal year end from April 30 to March 31.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

The financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Advisory fees are recorded when earned based on the contractual obligations with its clients. The Company earned $12,500,000 in connection with a transaction involving financial intermediary services to one client. The revenue generated from this engagement accounted for 99% of the Company's revenue for the period from May 1, 2007 through March 31, 2008.

Cash and cash equivalents:

Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents. At March 31, 2008, cash and cash equivalents consisted primarily of two accounts at Bank of America, N.A. and one account at Merrill Lynch.

Note 2 - Summary of significant accounting policies (concluded):

Cash and cash equivalents (concluded):

Balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance at Merrill Lynch is insured by the Securities Investor Protection Corporation ("SIPC"). At March 31, 2008, the Company had cash balances in excess of Federally and SIPC insured limits in the amount of $9,924,205.

Fixed assets:

Fixed assets are stated at cost, net of accumulated depreciation. Fixed assets consist of computers and peripheral equipment and are being depreciated using the straight-line method over their estimated useful lives of three years. Depreciation expense for the year ended March 31, 2008 was $1,597.

Income taxes:

The Parent, as the sole member of the LLC, is taxed on the Company's Federal and state taxable income. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying financial statements.

Professional fees:

Professional fees consisted mainly of fees paid to Tri-Artisan Partners, LLC in connection with the financial intermediary services transaction described above. The balance of professional fees was comprised of legal, accounting and auditing fees. Legal fees are sometimes incurred in connection with the advisory services the Company provides to its clients.

Note 3 - Related party transactions:

The Parent and the Company entered into a management and expense sharing agreement. Under this arrangement, the Parent allocates certain operating expenses, including occupancy expenses, professional expenses and administrative services, to the Company. In addition, the Company recorded $1,720,000 related to employee bonuses paid by the Parent that were allocable to the Company. These allocated expenses are included in the accompanying statement of operations. In addition, the Company pays the rent of its New Jersey office, which is subject to a lease with one of the members of the Parent, and reimburses another member of the Parent for the rent of the Kentucky office.

Due to Parent at March 31, 2008 arose predominately from the employee bonuses paid by the Parent.

During the period from May 1, 2007 through March 31, 2008, the Parent forgave a receivable from the Company of $142,049 and accordingly the Company reclassified its liability to equity as a contribution to capital.

Note 4 - Indemnifications:

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5 - Net capital requirements:

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1. Under such, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At March 31, 2008, the Company had net capital of $8,136,941, which was $8,017,902 in excess of its required net capital of $119,039. The Company's net capital ratio was .22 to 1.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2008

Net capital:		
Total member's equity	$	8,402,947
Deduct nonallowable assets and charges:		
Accounts receivable		(52,728)
Prepaid expenses		(9,137)
Fixed assets		(2,466)
Net capital before haircuts on securities positions		8,338,616
Haircut on money market funds		201,675
Net capital	$	8,136,941
Aggregate indebtedness:		
Accrued expenses and other liabilities	$	68,390
Due to Parent		1,717,199
Aggregate indebtednes	$	1,785,589
Computation of basic net capital requirement:		
Net capital requirement (minimum) (greater of 6 2/3% of aggregate indebtness or $5,000)	$	119,039
Excess of net capital	$	8,017,902
Excess net capital at 1,000%	$	7,958,382
Ratio of aggregate indebtedness to net capital		.22 to 1
Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5 as of March 31, 2008:		
Net capital, as reported in the Company's part IIA (Unaudited) Focus Report	$	9,854,140
Net audit adjustments - statement of operations changes		(1,720,000)
reclassification of due from Parent		2,801
Net capital per above	$	8,136,941
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$	68,390
Audit adjustment - increase in due to Parent		1,717,199
Aggregate indebtedness per above	$	1,785,589

See Report of Independent Public Accountants.

GLOBAL LEISURE PARTNERS, LLC
(A Limited Liability Company)

SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
MARCH 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
Global Leisure Partners, LLC

In planning and performing our audit of the financial statements of Global Leisure Partners, LLC (A Limited Liability Company) (the "Company") as of March 31, 2008 and for the period from May 1, 2007 through March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
May 30, 2008

END